UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Certain Director

Effective on December 1, 2025, Mr. Kuangtao Wang resigned from his positions as the director and chairman of NFT Limited’s (the “Company”) board of directors (the “Board”) and the Company’s chief executive officer. Mr. Wang’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Certain Director

On December 2, 2025, the Board appointed Mr. Yanying Wang as the chairman and a director of the Board (the “Chairman Appointment”) and the Company’s chief executive officer (“the CEO Appointment”) to fill the vacancy created by Mr. Kuangtao Wang’s resignation.

In connection with the Chairman Appointment and CEO Appointment, the Company entered into an employment letter with Mr. Yanying Wang dated December 2, 2025 (the “Employment Agreement”), pursuant to which Mr. Wang will receive an annual salary of $24,000 for his services as the Company’s chief executive officer, director and chairman of the Board.

Mr. Yanying Wang has served as the Technical Director of Tian’an Digital Investment (Shenzhen) Co., Ltd since December 2020. Mr. Wang earned his Bachelor’s degree majoring in Computer Science and Technology in 1990 from Hebei University of Technology.

There are no family relationships among Mr. Wang, and any of our other officers and directors. There are no understandings or arrangements between the incoming directors and officers and any other person pursuant to which they were appointed as officers and directors.

The foregoing description of the Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the form of employment agreement furnished hereto as Exhibit 4.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Employment Agreement by and between the Company and Yanying Wang dated December 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 3, 2025

NFT LIMITED

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

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